SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
                           AMENDMENT NO. 1 TO
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                        Midlands Electricity plc
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio 45202

      Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Midlands Electricity plc ("Midlands"), a corporation formed under the laws of England and of which Cinergy owned an indirect 50% interest, hereby notifies the Commission that Midlands no longer requires status as a foreign utility company ("FUCO") within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company for which Cinergy no longer claims FUCO status is Midlands Electricity plc, Mucklow Hill, Halesowen, West Midlands B62 8BP, England.

     Cinergy originally claimed FUCO status for Midlands in a Form U-57 filing dated July 2, 1996, SEC File Number 073-00011 (the "1995 Notice"), by virtue of Cinergy's acquisition of an indirect 50% ownership interest in Midlands, and Midland's ownership of electric generation and distribution facilities, as well as retail natural gas distribution facilities as contemplated by section 33 of the Act.

     Cinergy sold all of its interest in Midlands to an unaffiliated company effective July 15, 1999.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     Not applicable.

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                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                   CINERGY CORP.


                                   By: /s/William L. Sheafer
                                       Vice President & Treasurer

Dated:   August 13, 1999